UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Hickok Incorporated

(Name of Issuer)

Class A Common Shares, $1.00 par value

(Title of Class of Securities)

428839 10 4

(CUSIP Number)

Robert Robotti

52 Vanderbilt Avenue

New York, New York 10017

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Robert E. Robotti I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 40,778
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 40,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
    Kenneth R. Wasiak
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7.	Sole Voting Power: -0-
8.	Shared Voting Power: 40,778
9.	Sole Dispositive Power: -0-
10.	Shared Dispositive Power: 40,778

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    40,778

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    5.4%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
   Ravenswood Management Company, L.L.C.
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 40,778	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 40,778	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    40,778

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    5.4%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 40,778	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 40,778	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    40,778

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    5.4%

14. Type of Reporting Person (See Instructions)
    PN

Item 1.   Security and Issuer

 This initial Statement of Beneficial Ownership on Schedule 13D (this "Statement"), relates to the Class A Common Shares, $1.00 par value (the "Common Shares"), of Hickok Incorporated (the "Issuer"). The address of the Issuer's principal executive offices is 10514 Dupont Avenue, Cleveland, Ohio 44108.

Item 2.   Identity and Background

 (a), (b),(c) and (f). This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC") and The Ravenswood Investment Company, L.P. ("RIC," and together with Robotti, Wasiak, and RMC, the "Reporting Persons").

 Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of Robotti & Company, Incorporated, the parent holding company of a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended, and an investment advisor registered under the Investment Advisers Act of 1940, as amended.

 Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C. Each of Messrs. Robotti and Wasiak are Managing Member of RMC. RMC, a New York limited liability company, is the general partner of RIC. RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

 Mr. Robotti's business address is 52 Vanderbilt Avenue, New York, New York 10017. The address of RIC's and RMC's principal office is 104 Gloucester Road, Massapequa, New York 11758. Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

 (d) and (e). None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

 The aggregate purchase price of the 40,778 Common Shares held by RIC is $222,408.41 (including brokerage fees and expenses). All of the Common Shares beneficially held by RIC were paid for using its working capital.

Item 4.   Purpose of Transaction

 (a)-(j). The Common Shares have been acquired by the Reporting Persons for investment purposes and were not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.

 The Reporting Persons may acquire additional Common Shares, dispose all or some of these Common Shares from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their Common Shares.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.   Interest in Securities of the Issuer

(a)-(b) As of December 26, 2006, the aggregate number of Common Shares and percentage of the outstanding Common Shares of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)	40,778	0	40,778	5.4%
Wasiak (1)(2)	40,778	0	40,778	5.4%
RMC (1)(2)	40,778	0	40,778	5.4%
RIC (1)(2)	40,778	0	40,778	5.4%

* Based on 756,379 Class A Common Shares, $1.00 par value, outstanding as of December 6, 2006, as disclosed in the Issuer's Annual Report on Form 10-KSB, for the year ended September 30, 2006.
    (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.
    (2) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 40,778 Common Shares owned by RIC.

 (c) The table below lists all the transactions in the Issuer's Common Shares in the last sixty days by the Reporting Persons. All such transactions were made by RIC in the open market.

Transactions in Shares Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Common Shares	Buy/Sell	Price Per Share
RIC	12/12/2006	2,000	BUY	$7.00
RIC	12/15/2006	1,200	BUY	$6.70
RIC	12/18/2006	1,500	BUY	$6.50
RIC	12/22/2006	500	BUY	$6.925

 (d)   No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares beneficially owned by the Reporting Persons.

 (e)   Not Applicable.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of December 26, 2006 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission, the Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits

The following documents is filed herewith:

1. Joint Filing Agreement dated as of December 26, 2006 by and among Robert E. Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 26, 2006

/s/ Robert E. Robotti	/s/ Kenneth R. Wasiak
Robert E. Robotti	Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.

By: /s/ Robert E. Robotti
   Name: Robert E. Robotti
   Title: Managing Member

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.
   Its General Partner

By: /s/ Robert E. Robotti
   Name: Robert E. Robotti
   Title: Managing Member

Exhibit Index

The following documents are filed herewith:

Exhibit		Page
(1)	Joint Filing Agreement dated as of December 26, 2006 by and among Robert E. Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.	Page 11

(The remainder of this page was intentionally left blank)

Exhibit 1

Joint Filing Agreement

      The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments hereto, relating to the Class A Common Shares, $1.00 par value, of Hickok Incorporated with the Securities and Exchange Commission pursuant to Rule 13d-1(k). The undersigned parties hereby acknowledge that each shall be responsible for the timely filing of any such amendments, and for the completeness and accuracy of the information concerning such person contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

      This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Date: December 26, 2006

/s/ Robert E. Robotti	/s/ Kenneth R. Wasiak
Robert E. Robotti	Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti   By: Ravenswood Management Company, L.L.C.
      Name: Robert E. Robotti   Its General Partner
      Title: Managing Member

      By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: Managing Member